PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

07022487

SEC MAIL PROCESSING
RECEIVED
APR 0 6 2007
WASH. D.C. 185

23rd March 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 23rd March 2007.

"Indonesia Drilling Update".

Yours faithfully

PROCESSED
APR 1 3 2007
THOMSON
FINANCIAL

B

C. Cunliffe

Stephen Huddle
Company Secretary

Enc

dlw 4/10

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Indonesia Drilling Update

Indonesia

The Ibu Lembu-1 well has reached target depth, having fully penetrated all objective reservoirs. The well has encountered gas in the Upper Gabus, in a section similar to that tested by the Lembu Peteng-1 well, drilled in the adjacent fault block in 2006. A comprehensive data collection programme has been completed and in accordance with the well programme, the well will now be plugged and abandoned. A full evaluation of the data will be carried out to assess the significance of the discovery in light of the neighbouring Lembu Peteng and Lembu discoveries.

Following completion of operations on the Ibu Lembu well, the Seadrill-5 rig will move to the Gajah Sumatera-1 well location to drill a structure adjacent to the Gajah Puteri Field.

Simon Lockett, Premier's Chief Executive, commented:

"We are pleased that our first operated well of the year has discovered gas and progressed our understanding of the Lembu Trend. In Indonesia, Premier has scored 13 successes out of 15 exploration and appraisal wells drilled since the year 2000."

23 March 2007

ENQUIRIES
Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

END